UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

Ratio Holdings, LLC

Legal status of issuer

        Form:
        LLC

        Jurisdiction of Incorporation/Organization
        Oregon

        Date of organization
        August 2, 2017

Physical Address of Issuer:

1204 SE Water Ave, Ste 15, Portland, OR, 97214, United States

Website of Issuer:

https://www.ratiocoffee.com

Current Number of Employees: 14

	Most recent fiscal year-end (2021)*	Prior fiscal year-end (2020)
Total Assets	$1,875,980	$1,402,367
Cash & Cash Equivalents	$75,321	$183,876
Accounts Receivable	$77,025	$75,408
Short-term Debt	$820,746	$633,083
Long-term Debt	$1,371,395	$1,187,512
Revenues/Sales	$2,326,699	$1,591,373
Cost of Goods Sold	$1,318,391	$931,002
Taxes Paid	$0.00	$0
Net Income	($1,079,975)	($746,087)

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

April 29, 2022

FORM C-AR

RATIO HOLDINGS, LLC



This Form C-AR (including the cover page and all exhibits attached hereto, the "**Form C-AR**") is being furnished by Ratio Holdings, LLC, an Oregon limited liability company ("**Ratio,**" the "**Company**," as well as references to "**we**," "**us**," or "**our**") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("**SEC**").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://www.ratiocoffee.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 29, 2022.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

TABLE OF CONTENTS

ABOUT THIS FORM C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date. Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C-AR. This summary may not contain all of the information that may be important to you. You should read this entire Form C-AR carefully, including the matters discussed under the section titled "Risk Factors."

The Company

Ratio Holdings, LLC is an Oregon LLC incorporated/formed on August 2, 2017

The Company is located at 1204 SE Water Ave, Ste 15, Portland, OR, 97214, United States.

The Company's website is https://www.ratiocoffee.com.

The Company conducts business in USA, Canada, Europe, Middle East, Australia, Korea.

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the OpenDeal Portal LLC dba Republic website under https://republic.co/ratio-coffee.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C-AR. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and is just beginning to implement its business plan. There can be no assurance that it will ever operate profitably. The likelihood of its success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by companies in their early stages of development. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on certain key personnel in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and it's financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

Changes in government regulation could adversely impact our business.

The Company is subject to legislation and regulation at the federal and local levels and, in some instances, at the state level. The FCC and/or Congress may attempt to change the classification of or change the way that our online content platforms are regulated and/or change the framework under which Internet service providers are provided Safe Harbor for claims of copyright infringement, introduce changes to how digital advertising is regulated and consumer information is handled, changing rights and obligations of our competitors. We expect that court actions and regulatory proceedings will continue to refine our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government- imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the U.S. and various foreign jurisdictions.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non- income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We have not prepared any audited financial statements.

Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

We need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with price-to-performance gains in the industry. Shortened product life cycles due to customer demands and competitive pressures impact the pace at which we must introduce and implement new technology. This requires a high level of innovation by both our software developers and the suppliers of the third-party software components included in our systems. In addition, bringing new solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate customer needs and technology trends. We must continue to respond to market demands, develop leading technologies and maintain leadership in analytic data solutions performance and scalability, or our business operations may be adversely affected.

We must also anticipate and respond to customer demands regarding the compatibility of our current and prior offerings. These demands could hinder the pace of introducing and implementing new technology.

The development and commercialization of our products is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance, and our ability to generate meaningful additional revenues from our products.

The Company could be negatively impacted if found to have infringed on intellectual property rights.

Technology companies, including many of the Company's competitors, frequently enter into litigation based on allegations of patent infringement or other violations of intellectual property rights. In addition, patent holding companies seek to monetize patents they have purchased or otherwise obtained. As the Company grows, the intellectual property rights claims against it will likely increase. The Company intends to vigorously defend infringement actions in court and before the U.S. International Trade Commission. The plaintiffs in these actions frequently seek injunctions and substantial damages. Regardless of the scope or validity of such patents or other intellectual property rights, or the merits of any claims by potential or actual litigants, the Company may have to engage in protracted litigation. If the Company is found to infringe one or more patents or other intellectual property rights, regardless of whether it can develop non-infringing technology, it may be required to pay substantial damages or royalties to a third-party, or it may be subject to a temporary or permanent injunction prohibiting the Company from marketing or selling certain products. In certain cases, the Company may consider the desirability of entering into licensing agreements, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur. These licenses may also significantly increase the Company's operating expenses.

Regardless of the merit of particular claims, litigation may be expensive, time-consuming, disruptive to the Company's operations and distracting to management. In recognition of these considerations, the Company may enter into arrangements to settle litigation. If one or more legal matters were resolved against the Company's consolidated financial statements for that reporting period could be materially adversely affected. Further, such an outcome could result in significant compensatory, punitive or trebled monetary damages, disgorgement of revenue or profits, remedial corporate measures or injunctive relief against the Company that could adversely affect its financial condition and results of operations.

We rely on agreements with third parties to provide certain services, goods, technology, and intellectual property rights necessary to enable us to implement some of our applications.

Our ability to implement and provide our applications and services to our clients depends, in part, on services, goods, technology, and intellectual property rights owned or controlled by third parties. These third parties may become unable to or refuse to continue to provide these services, goods, technology, or intellectual property rights on commercially reasonable terms consistent with our business practices, or otherwise discontinue a service important for us to continue to operate our applications. If we fail to replace these services, goods, technologies, or intellectual property rights in a timely manner or on commercially reasonable terms, our operating results and financial condition could be harmed. In addition, we exercise limited control over our third-party vendors, which increases our vulnerability to problems with technology and services those vendors provide. If the services, technology, or intellectual property of third parties were to fail to perform as expected, it could subject us to potential liability, adversely affect our renewal rates, and have an adverse effect on our financial condition and results of operations.

Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement and other losses.

Our agreements with advertisers, advertising agencies, customers and other third parties may include indemnification provisions under which we agree to indemnify them for losses suffered or incurred as a result of claims of intellectual property infringement, damages caused by us to property or persons, or other liabilities relating to or arising from our products, services or other contractual obligations. The term of these indemnity provisions generally survives termination or expiration of the applicable agreement. Large indemnity payments would harm our business, financial condition and results of operations. In addition, any type of intellectual property lawsuit, whether initiated by us or a third party, would likely be time consuming and expensive to resolve and would divert management's time and attention.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.

We collect and store sensitive data, including intellectual property, our proprietary business information and that of our customers, suppliers and business partners, and personally identifiable information of our customers and employees, in our data centers and on our networks. The secure processing, maintenance and transmission of this information is critical to our operations and business strategy. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and regulatory penalties, disrupt our operations and the services we provide to customers, and damage our reputation, and cause a loss of confidence in our products and services, which could adversely affect our business/operating margins, revenues and competitive position.

The Company intends to use the proceeds from the Offering for unspecified working capital.

This means that the Company has ultimate discretion to use the proceeds as it sees fit and has chosen not to set forth any specific uses for you to evaluate. The net proceeds from this Offering will be used for the purposes, which our management deems to be in our best interests in order to address changed circumstances or opportunities. As a result of the foregoing, our success will be substantially dependent upon our discretion and judgment with respect to application and allocation of the net proceeds of this Offering. The Company may choose to use the proceeds in a manner that you do not agree with and you will have no recourse. A use of proceeds that does not further the Company's business and goals could harm the Company and its operations and ultimately cause an Investor to lose all or a portion of his or her investment.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Our business, results of operations, and financial condition may be impacted by the recent coronavirus (COVID-19) outbreak.

The ongoing and evolving coronavirus (COVID-19) outbreak, which was designated as a pandemic by the World Health Organization on March 11, 2020, has caused substantial disruption in international and U.S. economies and markets. If repercussions of the outbreak are prolonged, they could have a materially significant adverse impact on our business. The Company's management cannot at this point estimate the impact of the outbreak on its business, and no provision for this outbreak is reflected in the accompanying financial statements.

Affiliates of the Company, including officers, directors and existing shareholders of the Company, may invest in this Offering and their funds will be counted toward the Company achieving the Minimum Amount.

There is no restriction on affiliates of the Company, including its officers, directors and existing shareholders, investing in the Offering. As a result, it is possible that if the Company has raised some funds, but not reached the Minimum Amount, affiliates can contribute the balance so that there will be a closing. The Minimum Amount is typically intended to be a protection for investors and gives investors confidence that other investors, along with them, are sufficiently interested in the Offering and the Company and its prospects to make an investment of at least the Minimum Amount. By permitting affiliates to invest in the offering and make up any shortfall between what non-affiliate investors have invested and the Minimum Amount, this protection is largely eliminated. Investors should be aware that no funds other than their own and those of affiliates investing along with them may be invested in this Offering.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C-AR, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Description of the Business

Ratio Coffee creates premium drip coffee makers for home.

Business Plan

The Company generates revenue through the sale of its products through its online store as well as through its distribution partners.

The Company's Products and/or Services

Product / Service	Description	Current Market
Ratio Eight Coffee Make	Automated pour-over style brewing built with luxurious materials. Assembled by hand in Portland, Oregon USA.	Direct-to-consumer; premium retailers like Crate&Barrel and Williams & Sonoma; export markets.
Ratio Six Coffee Maker	The Six brings the best of the Eight but in a leaner form and lower price. It brews the same volume. We are considering a cost-down version.	Same as the Eight, but a bit more budget-conscious. Wants their coffee HOT.

Competition

We face competition from several coffee machine manufacturers like: Technivorm, Moccamaster, Breville Precision Coffee Maker, and Chemex Otto Coffee Maker.

Customer Base

Design/gadget/luxury/coffee enthusiasts. The Ratio customer will pay a premium for the best. They love coffee but don't want to deal with the time consuming manual process of pour over.

Supply Chain

We obtain our materials from multiple sources, none of which we are dependent upon. We have spent much time researching our supply chain and are prepared for any shortages or forcible changes should any provider become unavailable.

Intellectual Property

Patent and Provisional Patent Applications

Patent/Public Application or Registration #	Type	Title	File Date	Grant Date	Country
D739,169	Design	Coffee Brewer	3/13/2014	9/22/2015	USA
D760,010	Design	Coffee Maker	9/9/2015	6/28/2016	USA

Trademarks

Application or Registration #	Mark	Goods/Services	File Date	Grant Date	Country
4717207	RATIO	Coffee filters not of paper being part of electric coffee makers; electric apparatus for making coffee; electric coffee brewers; electric coffee machines; electric coffee pots	7/16/2013	4/7/2015	USA

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company settled threatened lawsuit regarding website accessibility for $7,500.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Directors & Officers

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Mark Hellweg	CEO – Director	Ratio Coffee: CEO 2012 - Present.	Bachelors – Hillsdale College. Class of 2005.
Brad Walhood	COO - Director	Ratio Coffee: COO 2017 - Present BS Business	BS Business Administration – Warner Pacific College

Mark Hellweg

Mark is an entrepreneur from Portland, Oregon. Mark started Clive Coffee (coffee equipment retailer) in 2008 and Ratio (home coffee maker manufacturer) in 2012. He is captivated by the juxtaposition of timeless quality and modern technology to create an exceptional user experience.

Brad Walhood

Brad is the COO at Ratio, managing all product development, supply chain, and logistics, in addition to overseeing Ratio's Portland, Oregon factory. Brad has over two decades of experience in high-end consumer brands, manufacturing, e-commerce, and retail store development.

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Oregon law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company has 14 employees.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company has issued the following classes of Securities:

Type	Common Units
Amount Authorized	10,000,000
Amount Outstanding	7,079,885
Par Value Per Share	N/A
Voting Rights	Yes
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may authorize additional Common Units which may dilute the Security.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	71.8865%

Type	Incentive Units
Amount Authorized	265,958
Amount Outstanding	200,000
Par Value Per Share	N/A
Voting Rights	Yes
Anti-Dilution Rights	None
Other Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may authorize additional Common Units which may dilute the Security.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	2.7004%

Outstanding Options, Safes, Convertible Notes, Warrants

As of the date of this Form C-AR, the Company has no other securities outstanding.

Type	Convertible Notes
Amount Outstanding	$923,500
Common Units Required Upon Conversion	908,152
Anti-Dilution Rights	None
Other Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may authorize additional Common Units which may dilute the Security.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	9.2210%
Conversion Terms*	Conversion shall occur at a valuation equal to the last equity investment round at the time of conversion.

*Conversion based on a $6,000,000 valuation cap.

Type	Convertible Note
Amount Outstanding	$512,500
Common Units Required Upon Conversion	592,921
Anti-Dilution Rights	None
Other Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may authorize additional Common Units which may dilute the Security.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	6.0203%
Conversion Terms	Conversion at FMV less 15% at the option of the holder.

Type	Convertible LOC
Amount Outstanding	$250,000
Common Units Required Upon Conversion	289,230
Anti-Dilution Rights	None
Other Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may authorize additional Common Units which may dilute the Security.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	2.9367%
Conversion Terms	Conversion at FMV less 15% at the option of the Company, upon a conversion event as defined in the agreement, or at maturity of the note.

Type	Crowd SAFE
Amount Outstanding	$388,003
Common Units Required Upon Conversion	712,552
Anti-Dilution Rights	None
Other Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may authorize additional Common Units which may dilute the Security.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	7.235%
Conversion Terms	Valuation cap: $6,000,000

Outstanding Debt

As of the date of this Form C-AR, the Company has the following outstanding debt: **See Exhibit B**.

Ownership

The Company has no beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information

Total Income	Taxable Income	Total Tax

Operations

Ratio Holdings, LLC ("the Company") was incorporated on August 2, 2017 under the laws of the State of Oregon, and is headquartered at 1204 SE Water Ave, Ste 15, Portland, OR, 97214, United States. Ratio Coffee creates premium drip coffee makers for home.

Liquidity and Capital Resources

On February 1, 2021, the Company closed an offering pursuant to Regulation CF and raised $388,003 https://republic.com/ratio.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Regulation CF Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Material Changes and Other Information

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Membership Units	$275,000	900,000	Product Development, Marketing, Inventory Purchases	July 1, 2019	506(b)
Convertible Note	$100,000	1 Convertible Note	Product Development, Marketing, Inventory Purchases	August 23, 2019	Section 4(a)(2)
Convertible Note	$30,000	1 Convertible Note	Product Development, Marketing, Inventory Purchases	September 1, 2019	Section 4(a)(2)
Convertible Note	$373,500	1 Convertible Note	Product Development, Marketing, Inventory Purchases	January 8, 2020	Section 4(a)(2)
Convertible Note	$20,000	1 Convertible Note	Product Development, Marketing, Inventory Purchases	January 17, 2020	Section 4(a)(2)
Membership Units	$100,000	131,112	Product Development, Marketing, Inventory Purchases	December 1, 2020	506(b)
Membership Units	$300,000	393,340	Product Development, Marketing, Inventory Purchases	January 8, 2021	506(b)
Crowd SAFE*	$388,003	604**	Product Development, Marketing, Inventory Purchases	February 1, 2021	Reg CF

Convertible Note	$512,500	1 Convertible Note	Product Development, Marketing, Inventory Purchases	2021	Section 4(a)(2)
Convertible LOC	$250,000	1 Convertible LOC	Product Development, Marketing, Inventory Purchases	2021	Section 4(a)(2)
Membership Units	$50,000	65,556	Product Development, Marketing, Inventory Purchases	February 10, 2021	506(b)
Membership Units***	$110,000	144,224	General corporate purposes	March 1, 2021	Section 4(a)(2)
Membership Units	$250,000	327,778	Product Development, Marketing, Inventory Purchases	March 5, 2021	506(b)
Membership Units	Design purchase valued at $39,904	52,319	Product Development, Marketing, Inventory Purchases	March 12, 2021	506(b)
Membership Units	$50,000	65,556	General Corporate Purposes	January 19, 2021	Section 4(a)(2)

*This amount includes the percentage of proceeds transferred to the intermediary and other fees.
**This number does not reflect the additional grant of securities made to the intermediary.
***Issued in connection with Company's purchase of Public Sphere.

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons: The Company has entered into a capital lease with Hellweg Manufacturing LLC, a company owned by the father of the founder, Mark Hellweg. The Company will pay to Hellweg Manufacturing LLC payments made per unit sold at rate ranging from $2.00 to $0.60 per unit until $57,901 is paid. The loan has an interest rate of 6.25%. This arrangement has terminated as the Hellweg Manufacturing LLC has been issued 52,319 of Membership Units.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

None.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Mark Hellweg
_____
(Signature)

Mark Hellweg
_____
(Name)

CEO
_____
(Title)

April 29, 2022
_____
(Date)

I, Mark Hellweg, the Chief Executive Officer of Ratio Holdings, LLC, certify that the financial statements of Ratio Holdings, LLC included in this Form are true and complete in all material respects.

/s/ Mark Hellweg
_____
(Signature)

Mark Hellweg
_____
(Name)

CEO
_____
(Title)

April 29, 2022
_____
(Date)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ Mark Hellweg
_____
(Signature)

Mark Hellweg
_____
(Name)

Director
_____
(Title)

April 29, 2022
_____
(Date)

/s/ Brad Walhood

(Signature)

Brad Walhood

(Name)

Director

(Title)

April 29, 2022

(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements

RATIO

Financial Statements (Management Use Only)

Income Statements

	Annual 2018	Annual 2019	Annual 2020	YTD Dec-21	Trailing Six Months Actual Jul-21	Actual Aug-21	Actual Sep-21	Actual Oct-21	Actual Nov-21	Actual Dec-21
REVENUES:										
Eight - Glass	$ 207,327	$ 242,842	$ 391,222	$ 340,609	$ 3,165	$ 1,710	$ 456	$ 53,486	$ 41,274	$ 33,779
Eight - Poly	208,948	361,470	406,300	377,305	4,140	1,675	40,803	15,610	38,740	43,615
Thermal Carafe	58,372	85,121	185,646	181,745	7,032	4,770	4,265	10,047	12,007	48,082
Ratio Six	-	61,924	678,298	1,437,884	280,628	79,311	66,837	108,673	295,762	161,030
Accessories & Other	136,572	136,572	235,818	327,757	19,858	18,233	23,018	26,538	40,953	40,953
Other over/under	(80,122)	(55,514)	7,192	8,266	-	(229)	(0)	0	-	8,495
PRODUCT REVENUES	**531,097**	**832,415**	**1,904,476**	**2,673,565**	**314,823**	**105,470**	**135,379**	**214,354**	**428,736**	**335,954**
Discounts and allowances	(19,082)	(41,236)	(82,526)	(178,294)	(9,536)	(3,729)	(5,332)	(24,197)	(35,226)	(26,531)
Returns and refunds	(4,720)	(48,629)	(230,576)	(168,572)	(16,967)	(16,222)	(19,708)	11,884	(12,467)	1,435
NET REVENUES	**507,295**	**742,550**	**1,591,373**	**2,326,699**	**288,319**	**85,519**	**110,338**	**202,041**	**381,043**	**310,858**
Eight - Glass	423	424	707	596	5	3	10	91	67	57
Eight - Poly	503	851	989	1,183	13	5	211	35	84	97
Ratio Six	-	180	2,684	6,901	1,531	304	214	353	1,322	581
Direct/Retail	223,800	549,249	1,300,509	1,529,527	113,461	64,388	55,816	140,123	202,978	199,904
Amazon/Drop Ship	73,462	32,652	32,600	124,787	5,865	14,732	13,800	20,355	25,185	20,700
Wholesale - Domestic	85,732	85,339	249,698	252,464	17,454	6,544	945	23,981	44,708	47,460
Wholesale - International	91,653	84,118	8,065	41,169	-	-	39,884	-	-	-
Direct - International	-	-	70,594	389,596	158,185	1,802	1,916	3,357	114,912	18,442
Accessories, returns, discounts, etc.	32,648	(8,807)	(70,093)	(10,844)	(6,646)	(1,947)	(2,023)	14,225	(6,740)	24,352
	507,295	**742,550**	**1,591,373**	**2,326,699**	**288,319**	**85,519**	**110,338**	**202,041**	**381,043**	**310,858**
COST OF GOODS SOLD:										
Eight - Glass	136,384	112,456	177,117	139,620	1,239	701	214	24,172	14,900	13,175
Eight - Poly	164,218	190,694	233,087	202,379	2,124	908	21,942	8,294	18,275	22,535
Thermal Carafe	35,834	29,560	84,878	78,320	3,531	1,917	1,574	3,932	4,321	22,983
Ratio Six	-	22,500	281,761	638,863	149,746	29,863	22,120	36,022	150,986	66,220
Accessories & Other	53,503	53,503	123,621	164,919	11,092	8,163	11,024	12,395	22,006	22,006
Inventory returns	(2,360)	(24,315)	(139,733)	-	-	-	-	-	-	-
Inbound freight & other	(40,616)	29,138	170,272	94,290	23,066	7,252	7,642	2,782	21,833	9,687
PRODUCT COSTS	**346,962**	**413,537**	**931,002**	**1,318,391**	**190,798**	**48,804**	**64,516**	**87,597**	**232,321**	**156,606**
PRODUCT MARGIN	**160,332**	**329,013**	**660,371**	**1,008,308**	**97,522**	**36,715**	**45,823**	**114,444**	**148,722**	**154,252**
Eight - Glass	*34%*	*54%*	*55%*	*59%*	*61%*	*59%*	*53%*	*55%*	*64%*	*61%*
Eight - Poly	*21%*	*47%*	*43%*	*46%*	*49%*	*46%*	*46%*	*47%*	*53%*	*48%*
Thermal Carafe	*39%*	*65%*	*54%*	*57%*	*50%*	*60%*	*63%*	*61%*	*64%*	*52%*
Ratio Six		*64%*	*58%*	*56%*	*47%*	*62%*	*67%*	*67%*	*49%*	*59%*
Accessories & Other	*61%*	*61%*	*48%*	*50%*	*44%*	*55%*	*52%*	*53%*	*46%*	*46%*
Product margin %	***32%***	***44%***	***41%***	***43%***	***34%***	***43%***	***42%***	***57%***	***39%***	***50%***

RATIO

Financial Statements (Management Use Only)

	Annual 2018	Annual 2019	Annual 2020	YTD Dec-21	Trailing Six Months Actual Jul-21	Actual Aug-21	Actual Sep-21	Actual Oct-21	Actual Nov-21	Actual Dec-21
Merchant fees	11,522	20,849	46,019	61,208	5,486	4,908	5,405	4,907	8,304	7,495
Shipping income	(14,578)	(16,786)	(32,220)	(32,632)	(3,803)	(3,407)	(3,669)	(3,769)	(5,934)	4,313
Outbound Shipping	48,275	84,535	154,628	222,581	15,740	13,323	13,395	11,582	25,252	43,514
Cost of good sold - Selling Costs	45,219	88,598	168,427	251,157	17,422	14,824	15,132	12,720	27,623	55,323
CONTRIBUTION MARGIN	**115,114**	**240,415**	**491,944**	**757,151**	**80,100**	**21,891**	**30,691**	**101,724**	**121,100**	**98,929**
Factory loss	5,050	43,215	8,087	7,500	496	-	694	224	31	859
Warranty	20,689	34,596	63,706	60,538	7,359	2,085	2,809	5,290	10,151	7,421
Cost of good sold - Indirect	25,740	77,811	71,793	68,038	7,855	2,085	3,503	5,514	10,182	8,280
GROSS PROFIT	**89,374**	**162,604**	**420,151**	**689,113**	**72,244**	**19,806**	**27,188**	**96,210**	**110,917**	**90,649**
Gross profit %	*18%*	*22%*	*26%*	*30%*	*25%*	*23%*	*25%*	*48%*	*29%*	*29%*
OPERATING EXPENSES:										
Production payroll	-	95,959	124,949	157,275	13,458	13,025	13,962	12,907	12,653	13,865
Other payroll costs	157,812	259,887	353,409	498,038	36,671	39,168	37,618	35,497	36,788	50,967
Facilities expenses	50,359	47,714	61,145	81,580	7,268	7,978	8,045	8,221	9,488	9,446
Marketing expenses	70,980	107,956	151,665	309,721	37,113	23,694	31,480	30,136	40,703	40,795
Research and development expenses	184,503	69,753	24,907	231,055	32,221	43,984	984	2,082	2,550	22,029
Other operating expenses	125,986	142,119	169,312	239,274	22,222	24,413	14,572	28,317	18,968	18,959
Total operating expenses	**589,640**	**723,387**	**885,386**	**1,516,943**	**148,953**	**152,263**	**106,662**	**117,160**	**121,149**	**156,060**
EBITDA	**$ (500,266)**	**$ (560,783)**	**$ (465,235)**	**$ (827,830)**	**$ (76,709)**	**$ (132,456)**	**$ (79,474)**	**$ (20,950)**	**$ (10,232)**	**$ (65,411)**
Interest income	518	43	37	2	0	-	-	1	0	-
Other income and expense	(13,341)	78,439	(16,512)	77,655	69,157	-	(7,500)	1,500	-	800
Interest expense	(42,718)	(86,272)	(199,155)	(175,740)	(13,439)	(14,974)	(17,009)	(17,062)	(19,419)	(26,309)
Amortization	-	-	-	(6,972)	(697)	(697)	(697)	(697)	(697)	(697)
Depreciation	(39,876)	(121,406)	(65,222)	(147,090)	(12,258)	(12,258)	(12,258)	(12,258)	(12,258)	(12,258)
NET INCOME	**(595,683)**	**(689,980)**	**(746,087)**	**(1,079,975)**	**(33,946)**	**(160,385)**	**(116,937)**	**(49,467)**	**(42,605)**	**(103,874)**

RATIO

Financial Statements (Management Use Only)

	Annual 2018	Annual 2019	Annual 2020	YTD Dec-21	Trailing Six Months Actual Jul-21	Actual Aug-21	Actual Sep-21	Actual Oct-21	Actual Nov-21	Actual Dec-21
Operating expenses:										
Production payroll:										
Total production payroll	-	95,959	124,949	157,275	13,458	13,025	13,962	12,907	12,653	13,865
Payroll costs:										
Wages	239,008	356,787	431,745	539,383	42,455	43,571	43,265	41,066	41,360	48,244
Payroll taxes	24,352	33,061	42,258	51,475	4,010	4,078	4,004	3,786	3,821	4,794
Employee benefits	2,569	3,810	2,097	64,447	4,182	4,467	4,693	4,019	4,625	12,294
Less: Labor allocated elsewhere	(108,116)	(133,771)	(122,691)	(157,267)	(13,976)	(12,947)	(14,345)	(13,375)	(13,018)	(14,365)
Total payroll costs	157,812	259,887	353,409	498,038	36,671	39,168	37,618	35,497	36,788	50,967
Facilities expenses:										
Rent	40,973	38,773	49,373	67,788	5,796	6,908	6,908	6,908	8,200	8,200
Utilities	9,194	8,932	10,780	13,372	1,053	1,070	1,137	1,313	1,288	1,246
Repairs and maintenance	192	9	992	420	420	-	-	-	-	-
Total facilities expenses	50,359	47,714	61,145	81,580	7,268	7,978	8,045	8,221	9,488	9,446
Marketing expenses:										
Online marketing	43,220	69,183	99,742	222,568	23,473	17,928	24,241	22,360	37,203	29,788
Sales commissions	-	-	-	2,640	-	-	-	947	1,050	644
Trade shows	22,641	19,277	22,364	44,389	5,630	4,518	5,528	5,884	1,682	8,685
Offline marketing	5,119	19,496	29,559	40,124	8,011	1,249	1,712	945	768	1,678
Total marketing expenses	70,980	107,956	151,665	309,721	37,113	23,694	31,480	30,136	40,703	40,795
Research and development expenses	184,503	69,753	24,907	231,055	32,221	43,984	984	2,082	2,550	22,029
Other operating expenses:										
Professional fees	42,045	59,357	81,361	127,559	11,221	14,033	6,992	16,177	7,758	11,681
Insurance	8,236	4,497	6,625	10,225	454	454	454	2,765	1,224	(1,293)
Software licenses	29,267	20,820	34,463	48,464	5,085	5,386	3,561	3,434	5,857	2,935
Office expenses and supplies	11,945	14,195	35,088	42,110	4,473	2,700	3,030	3,026	2,789	5,082
Travel, meals and entertainment	34,494	43,250	11,774	10,916	989	1,840	536	2,914	1,340	554
Total other operating expenses	125,986	142,119	169,312	239,274	22,222	24,413	14,572	28,317	18,968	18,959
Total operating expenses	**589,640**	**723,387**	**885,386**	**1,516,943**	**148,953**	**152,263**	**106,662**	**117,160**	**121,149**	**156,060**

RATIO

Financial Statements (Management Use Only)

Balance Sheets

	Annual 2018	Annual 2019	Annual 2020	YTD Dec-21	Actual Jul-21	Actual Aug-21	Actual Sep-21	Actual Oct-21	Actual Nov-21	Actual Dec-21
ASSETS										
Current assets:										
Cash and cash equivalents	$ 129,627	$ 20,723	$ 183,876	$ 75,321	$ 633,762	$ 235,167	$ 84,027	$ 196,828	$ 275,246	$ 75,321
Accounts receivable (prepayments from customers)	14,770	96,329	75,408	77,025	57,530	56,758	177,983	130,219	88,846	77,025
Inventory - Raw Materials	175,662	179,443	427,780	468,612	401,264	298,086	288,883	344,815	396,551	468,612
Inventory - Finished Goods	59,976	127,082	209,838	664,504	191,255	414,992	368,950	298,450	686,685	664,504
Total inventory	235,638	306,525	637,619	1,133,115	592,519	713,078	657,833	643,266	1,083,236	1,133,115
Vendor deposits	7,602	11,786	42,234	18,457	99,095	429,227	441,887	543,742	78,029	18,457
Prepaid expenses and other current assets	8,786	5,532	20,278	7,570	10,496	9,312	12,134	8,412	9,464	7,570
Total current assets	396,423	440,895	959,414	1,311,488	1,393,402	1,443,541	1,373,864	1,522,467	1,534,821	1,311,488
Property and equipment	171,246	483,557	488,175	488,175	488,175	488,175	488,175	488,175	488,175	488,175
Capitalized development costs	108,750	108,750	108,750	108,750	108,750	108,750	108,750	108,750	108,750	108,750
Software	12,518	12,518	12,518	12,518	12,518	12,518	12,518	12,518	12,518	12,518
Property and equipment	292,514	604,825	609,443	609,443	609,443	609,443	609,443	609,443	609,443	609,443
Accumulated depreciation	(68,374)	(111,341)	(176,563)	(323,653)	(262,365)	(274,623)	(286,880)	(299,138)	(311,395)	(323,653)
Property and equipment, net	224,140	493,485	432,881	285,790	347,078	334,820	322,563	310,305	298,048	285,790
Intangibles, net	-	-	4,573	273,202	265,557	264,860	265,512	265,529	266,239	273,202
Deposits	4,500	4,500	5,500	5,500	5,500	5,500	5,500	5,500	5,500	5,500
Total assets	$ 625,064	$ 938,880	$ 1,402,367	$ 1,875,980	$ 2,011,537	$ 2,048,721	$ 1,967,439	$ 2,103,801	$ 2,104,607	$ 1,875,980
LIABILITIES AND EQUITY										
Operating liabilities:										
Accounts payable (prepayments to vendors)	$ 70,509	$ 41,801	$ 279,709	$ 179,629	$ 151,644	$ 178,263	$ 118,184	$ 100,982	$ 127,863	$ 179,629
Accrued expenses	20,050	45,439	65,291	74,459	99,568	100,667	83,105	85,354	91,148	74,459
Accrued (prepaid) interest	-	(4,700)	(3,618)	(13,742)	(6,062)	(29,471)	(26,137)	(23,117)	(18,151)	(13,742)
Customer deposits	-	88,014	240,338	424,092	289,389	330,422	526,859	545,203	483,401	424,092
Total operating liabilities	90,559	170,555	581,720	664,437	534,539	579,880	702,011	708,422	684,262	664,437
PO financing and other debt:										
Other short-term loan (e.g. Paypal, QB)	40,048	135,649	73,167	233,146	213,938	381,683	312,616	250,152	325,132	233,146
PO financing	-	197,505	415,659	-	-	-	-	-	-	-
PPP Loan	-	-	69,157	-	-	-	-	-	-	-
SBA Loan	-	-	75,100	75,100	75,100	75,100	75,100	75,100	75,100	75,100
Line of credit	-	-	-	512,500	250,000	251,667	253,333	505,833	509,167	512,500
Total other current debt	40,048	333,154	633,083	820,746	539,038	708,449	641,049	831,086	909,398	820,746

Trailing Six Months

RATIO

Financial Statements (Management Use Only)

	Annual 2018	Annual 2019	Annual 2020	YTD Dec-21	Actual Jul-21	Actual Aug-21	Actual Sep-21	Actual Oct-21	Actual Nov-21	Actual Dec-21
							Trailing Six Months			
Private debt:										
Notes payable - Geraldi	217,044	174,008	126,627	49,702	82,712	76,240	69,707	63,091	56,437	49,702
Notes payable - Klassen	218,555	174,397	127,586	205,955	231,826	226,800	221,667	216,497	211,244	205,955
Notes payable - Taylor	-	-	392,333	396,333	394,667	395,000	395,333	395,667	396,000	396,333
Notes payable - Curtis	-	-	-	115,659	115,659	115,659	115,659	115,659	115,659	115,659
Notes payable - Shimano	-	-	-	254,167	250,000	250,833	251,667	252,500	253,333	254,167
Short-term loan - Winslow	-	-	-	-	-	-	-	-	-	-
Short-term loan - Dillberg	-	100,000	100,000	-	-	-	-	-	-	-
Short-term loan - Edmonds	-	50,000	50,000	50,000	50,000	50,000	50,000	50,000	50,000	50,000
Capital leases - Tooling	57,365	349,553	390,967	299,579	320,425	313,574	304,998	304,998	304,998	299,579
Other notes payable	-	-	-	-	-	-	-	-	-	-
Total private debt	492,964	847,958	1,187,512	1,371,395	1,445,289	1,428,106	1,409,031	1,398,412	1,387,670	1,371,395
SAFE Liability	-	-	58,925	608,348	608,348	608,348	608,348	608,348	608,348	608,348
Total liabilities	**623,571**	**1,351,667**	**2,461,240**	**3,464,925**	**3,127,214**	**3,324,783**	**3,360,439**	**3,546,267**	**3,589,678**	**3,464,925**
Equity:										
Retained earnings	(512,507)	(1,202,486)	(1,948,574)	(3,028,549)	(2,555,281)	(2,715,666)	(2,832,603)	(2,882,070)	(2,924,675)	(3,028,549)
Member contributions	514,000	789,700	889,700	1,439,604	1,439,604	1,439,604	1,439,604	1,439,604	1,439,604	1,439,604
Total equity (deficit)	1,493	(412,786)	(1,058,874)	(1,588,945)	(1,115,677)	(1,276,062)	(1,392,999)	(1,442,466)	(1,485,071)	(1,588,945)
Total liabilities and equity	$ 625,064	$ 938,880	$ 1,402,367	$ 1,875,980	$ 2,011,537	$ 2,048,721	$ 1,967,439	$ 2,103,801	$ 2,104,607	$ 1,875,980
ROLLFORWARD EQUITY:										
Retained earnings, beginning of period	699,815	(512,507)	(1,202,486)	(1,948,574)	(2,521,335)	(2,555,281)	(2,715,666)	(2,832,603)	(2,882,070)	(2,924,675)
Equity adjustments	(616,639)	-	-	-						
Net income (loss)	(595,683)	(689,980)	(746,087)	(1,079,975)	(33,946)	(160,385)	(116,937)	(49,467)	(42,605)	(103,874)
Retained earnings, end of period	(512,507)	(1,202,486)	(1,948,574)	(3,028,549)	(2,555,281)	(2,715,666)	(2,832,603)	(2,882,070)	(2,924,675)	(3,028,549)
Member contributions, beginning of period	510,000	514,000	789,700	889,700	1,389,604	1,439,604	1,439,604	1,439,604	1,439,604	1,439,604
Contributions (distributions)	4,000	275,700	100,000	549,904	50,000	-	-	-	-	-
Member contributions, end of period	514,000	789,700	889,700	1,439,604	1,439,604	1,439,604	1,439,604	1,439,604	1,439,604	1,439,604

RATIO

Financial Statements (Management Use Only)

Statements of Cash Flows

	Annual 2018	Annual 2019	Annual 2020	YTD Dec-21	Trailing Six Months Actual Jul-21	Actual Aug-21	Actual Sep-21	Actual Oct-21	Actual Nov-21	Actual Dec-21
CASH FLOWS FROM OPERATING ACTIVITES:										
Collections from customers	496,304	749,006	1,764,618	2,508,836	227,608	127,324	185,550	268,149	360,615	263,370
Payments for inventory	(350,046)	(517,316)	(1,054,635)	(1,890,191)	(127,321)	(472,875)	(82,010)	(192,087)	(179,697)	(95,148)
Payments to vendors	(491,133)	(505,308)	(643,142)	(1,158,951)	(94,208)	(114,695)	(94,101)	(81,019)	(104,771)	(169,627)
Payments to employees	(157,812)	(355,846)	(478,358)	(655,313)	(50,128)	(52,194)	(51,580)	(48,404)	(49,441)	(64,832)
Payments for interest	(42,718)	(90,972)	(198,074)	(185,863)	(11,045)	(38,384)	(13,675)	(14,042)	(14,454)	(21,899)
Other income and expense	(12,823)	43	(16,475)	77,657	69,157	-	(7,500)	1,501	0	800
Cash flows from operating activities	**$ (558,229)**	**$ (720,393)**	**$ (626,065)**	**$ (1,303,825)**	**$ 14,063**	**$ (550,823)**	**$ (63,315)**	**$ (65,902)**	**$ 12,253**	**$ (87,336)**
CASH FLOWS FROM INVESTING ACTIVITIES										
Purchases of:										
Property and equipment	(1,424)	(312,311)	(4,618)	-	-	-	-	-	-	-
Capitalized development costs	-	-	-	-	-	-	-	-	-	-
Software	-	-	-	-	-	-	-	-	-	-
Intangibles, net	-	-	(4,573)	(275,602)	(316)	0	(1,350)	(714)	(1,407)	(7,660)
Cash flows from investing activities	(1,424)	(312,311)	(9,190)	(275,602)	(316)	0	(1,350)	(714)	(1,407)	(7,660)
CASH FLOWS FROM FINANCING ACTIVITIES										
Borrowings on (repayment of):										
PO financing & Paypal loan	40,048	293,106	155,672	(255,680)	(66,798)	167,745	(69,067)	(62,464)	74,979	(91,986)
PPP loan	-	-	69,157	(69,157)	(69,157)	-	-	-	-	-
SBA loan	-	-	75,100	-	-	-	-	-	-	-
Line of credit	-	-	-	512,500	250,000	1,667	1,667	252,500	3,333	3,333
Borrowings (repayments) on private debt:										
Notes payable - Geraldi	217,044	(43,036)	(47,381)	(76,925)	(6,442)	(6,473)	(6,533)	(6,616)	(6,654)	(6,735)
Notes payable - Klassen	218,555	(44,158)	(46,811)	78,370	(4,996)	(5,026)	(5,132)	(5,170)	(5,254)	(5,289)
Notes payable - Taylor	-	-	392,333	4,000	333	333	333	333	333	333
Notes payable - Curtis	-	-	-	115,659	-	-	-	-	-	-
Notes payable - Shimano	-	-	-	254,167	250,000	833	833	833	833	833
Short-term loan - Winslow	-	-	-	-	-	-	-	-	-	-
Short-term loan - Dillberg	-	100,000	-	(100,000)	-	-	-	-	-	-
Short-term loan - Edmonds	-	50,000	-	-	-	-	-	-	-	-
Capital lease - Tooling	2,020	292,188	41,414	(91,388)	-	(6,851)	(8,577)	-	-	(5,419)
Other notes payable	-	-	-	-	-	-	-	-	-	-
SAFE Liability	-	-	58,925	549,423	-	-	-	-	-	-
Total	437,619	354,994	398,479	733,305	238,896	(17,183)	(19,075)	(10,619)	(10,741)	(16,276)
Member contributions	4,000	275,700	100,000	549,904	50,000	-	-	-	-	-
Cash flows from financing activities	481,667	923,800	798,408	1,470,872	402,940	152,228	(86,475)	179,417	67,571	(104,928)
CHANGE IN CASH	**$ (77,985)**	**$ (108,904)**	**$ 163,152**	**$ (108,555)**	**$ 416,687**	**$ (398,595)**	**$ (151,140)**	**$ 112,801**	**$ 78,417**	**$ (199,925)**
Cash at beginning of period	$ 207,613	$ 129,627	$ 20,723	$ 183,876	$ 217,075	$ 633,762	$ 235,167	$ 84,027	$ 196,828	$ 275,246
Chage in cash	(77,985)	(108,904)	163,152	(108,555)	416,687	(398,595)	(151,140)	112,801	78,417	(199,925)
Cash at end of period	**$ 129,627**	**$ 20,723**	**$ 183,876**	**$ 75,321**	**$ 633,762**	**$ 235,167**	**$ 84,027**	**$ 196,828**	**$ 275,246**	**$ 75,321**

RATIO

Financial Statements (Management Use Only)

	Annual 2018	Annual 2019	Annual 2020	YTD Dec-21		Trailing Six Months					
						Actual Jul-21	Actual Aug-21	Actual Sep-21	Actual Oct-21	Actual Nov-21	Actual Dec-21
CASH FLOWS FROM OPERATING ACTIVITIES											
Net income (loss)	$ (595,683)	$ (689,980)	$ (746,087)	$ (1,079,975)	$	(33,946)	$ (160,385)	$ (116,937)	$ (49,467)	$ (42,605)	$ (103,874)
Add: Amortization	-	-	-	6,972		697	697	697	697	697	697
Add: Depreciation	39,876	42,967	65,222	147,090		12,258	12,258	12,258	12,258	12,258	12,258
Add: Equity adjustments	-	-	-	-		-	-	-	-	-	-
Adjust for changes in current assets and liabilities:											
Accounts receivable	(10,991)	(81,559)	20,921	(1,617)		23,229	773	(121,225)	47,764	41,373	11,821
Inventory	(63,186)	(70,887)	(331,094)	(495,496)		(44,882)	(120,559)	55,245	14,567	(439,970)	(49,879)
Vendor deposits	(5,392)	(4,184)	(30,448)	23,776		85,862	(330,132)	(12,661)	(101,855)	465,713	59,572
Prepaid expenses and other current assets	2,950	3,254	(15,746)	12,707		(1,916)	1,185	(2,822)	3,722	(1,052)	1,893
Accounts payable	65,495	(28,708)	237,908	(100,081)		22,498	26,619	(60,079)	(17,203)	26,882	51,765
Accrued liabilities	8,703	25,389	19,852	9,167		31,811	1,099	(17,562)	2,249	5,794	(16,689)
Accrued interest	-	(4,700)	1,081	(10,123)		2,394	(23,409)	3,334	3,020	4,965	4,410
Customer deposits	-	88,014	152,324	183,754		(83,940)	41,033	196,437	18,344	(61,801)	(59,310)
Total change in current assets and liabilities	(2,422)	(73,380)	54,800	(377,913)		35,054	(403,393)	40,668	(29,390)	41,903	3,583
Cash flows from operating activities	(558,229)	(720,393)	(626,065)	(1,303,825)		14,063	(550,823)	(63,315)	(65,902)	12,253	(87,336)

EXHIBIT B

Outstanding Debt

	Acc #	Account Description
Non-revolv	2250	2250 Paypal Loan
Non-revolv	2251	2251 Paypal Loan: Perpaid Interest
Non-revolv	2320	2320 Intuit Loan
Non-revolv	2260	2260 Shopify Loan
Non-revolv	2261	2261 Shopify Loan:Prepaid Interest
Non-revolv	2265	2265 Clearbanc Loan
Non-revolv	2266	2266 Clearbanc Loan: Prepaid Interest
Non-revolv	2267	2267 Wayflyer Loan
Non-revolv	2268	2268 Wayflyer Loan:Prepaid Interest
		TOTAL MISC. SHORT TERM
PPP loan	2810	2810 PPP Loan
SBA loan	2812	2812 SBA Loan
		TOTAL PPP & SBA
Kozo debt	2270	2270 Kozo Line of Credit
		TOTAL LINE OF CREDIT
Convertibl	2430	2430 R6 Inventory Loan 2
		TOTAL PO FINANCING
Convertibl	2410	2410 Loan from Dillberg
Unsecured	2415	2415 Loan from Nathan Edmonds
Other conv	2804	2804 Notes Payable:Michael Geraldi

Other conv	2808	2808 Notes Payable:Michael Klassen
Term debt	2809	2809 Notes Payable:Michael Klassen
Other conv	2813	2813 Chris Taylor Loan
Other conv	2814	2814 Prepaid Interest
Other conv	2815	2815 Note Payable to Kathryn Curtis Irrevocal
Kozo debt	2816	2816 Kozo Shimano Note Payable

Total Private Party Term Debt

Capital leas	2850	2850 Capital Lease - Tooling - R6
Capital leas	2851	2850 Capital Lease - Tooling - R6
Convertible	2860	2850 Capital Lease - Tooling - R8
Convertible	2861	2850 Capital Lease - Tooling - R8

Total Capital Leases

SAFE	2870	2870 SAFE Republic Investments

TOTAL SAFE

Total debt - Ratio

TIE TO FINANCIALS
Other short-term loan (e.g. Paypal, QB)
PO financing
PPP Loan
SBA Loan
Line of credit
Private debt
SAFE

Description

Convertible debt; conversion to equity compl
Kozo debt convertible at the option of the hol
Other convertible debt
Total convertible debt

Non-revolving credit lines from paypal and sho

PPP loan
SBA loan
Unsecured loan due to private party
Term debt due to related party
Capital lease due to related party
SAFE

Total non-convertible debt

Total debt

12/31/20

Terms and status	Balance	Borrowings
	(20,898)	-
Repaid	-	-
Repaid	-	-
Repaid in withholdings from sales. Active.	(46,553)	(376,950)
	3,618	36,950
	(6,103)	(95,032)
Repaid from sales. Active.	388	
Repaid in withholdings from sales. Active.	-	
	-	
	(69,549)	**(435,032)**
Expected to per forgiven	(69,157)	
Interest at 3.75%; due in installements of $367 monthly starting 12 months from advance. Term = 30 years.	(75,100)	
	(144,257)	**-**
Interest only until maturity. Convertible at option of holder.	-	(512,500)
	-	**(512,500)**
Converted	(415,659)	
	(415,659)	**-**
Converted	(100,000)	-
12 month interest only 12%. Original term was to 5/1/20-- extended to 3-31-2021 interest only (via email)	(50,000)	-
Convertible Term note. Active	(126,627)	-

Convertible Term note. Active	(127,586)	-
Term note. Active. Payments start 8/1/22	-	(155,185)
	(400,000)	-
Convertible Term note. Active	7,667	
Convertible Term note. Active	-	(115,659)
Convertible at option of holder. Term note. Active	-	(250,000)
	(796,545)	**(520,844)**
	(344,663)	-
Active; making lease payments based on R6 production	11,762	-
	(71,984)	-
Converted in 2021	13,918	-
	(390,967)	**-**
Simple Agreement for Future Equity	**(58,925)**	**(299,423)**
	(58,925)	**(299,423)**
	(1,875,902)	**(1,767,798)**

69,549
415,659
69,157
75,100
-
1,187,512
58,925
1,875,902
-

	Due at	
	12/31/20	**Borrowings**
eted	573,725	-
der	-	762,500
	646,545	115,659
	1,220,270	878,159
opify	69,549	435,032

69,157	-
75,100	-
50,000	-
-	155,185
332,901	-
58,925	299,423
655,631	889,639
1,875,902	1,767,798
-	-

	12/31/21			1/31/22	
Repayment/ Interest Accretion	Balance	Borrowings	Repayment/ Interest Accretion	Balance	
11,119	(9,780)	-	9,780	-	
632	632	-	(632)	-	
-	-	-	-	-	
294,915	(128,588)	-	35,459	(93,129)	
(26,827)	13,742	-	(3,787)	9,955	
-	(101,135)		29,920	(71,215)	
5,337	5,725		(1,694)	4,031	
-	-	(157,782)	11,761	(146,021)	
-	-	6,069	(452)	5,617	
285,176	(219,404)	(151,713)	80,355	(290,762)	
69,157	-			-	
-	(75,100)		-	(75,100)	
69,157	(75,100)	-	-	(75,100)	
-	(512,500)	(3,333)	-	(515,833)	
-	(512,500)	(3,333)	-	(515,833)	
415,659	-		-	-	
415,659	-	-	-	-	
100,000	-	-	-	-	
-	(50,000)	-	-	(50,000)	
76,925	(49,702)	-	6,778	(42,924)	

76,815	(50,770)	-	6,768	(44,002)
-	(155,185)	(1,437)	-	(156,622)
-	(400,000)	-	-	(400,000)
(4,000)	3,667	(333)	-	3,333
-	(115,659)	-	-	(115,659)
(4,167)	(254,167)	(833)	-	(255,000)
245,573	**(1,071,816)**	**(2,604)**	**13,546**	**(1,060,873)**
45,084	(299,579)	-	-	(299,579)
(11,762)	-	-	-	-
71,984	-	-	-	-
(13,918)	-	-	-	-
91,388	**(299,579)**	**-**	**-**	**(299,579)**
-	(358,348)	-	-	(358,348)
-	**(358,348)**	**-**	**-**	**(358,348)**
1,106,954	**(2,536,746)**	**(157,650)**	**93,902**	**(2,600,495)**

	219,404			290,762
	-			-
	-			-
	75,100			75,100
	512,500			515,833
	1,371,395			1,360,452
	358,348			358,348
	2,536,746			2,600,495
	-			-

Repayment/ Interest Accretion	Due at 12/31/21	Borrowings	Repayment/ Interest Accretion	Due at 1/31/22
(573,725)	-	-	-	-
4,167	766,667	4,167	-	770,833
(149,740)	612,464	333	(13,546)	599,251
(719,298)	1,379,131	4,500	(13,546)	1,370,084
(285,176)	219,404	151,713	(80,355)	290,762

(69,157)	-	-	-	-
-	75,100	-	-	75,100
-	50,000	-	-	50,000
-	155,185	1,437	-	156,622
(33,322)	299,579	-	-	299,579
-	358,348	-	-	358,348
(387,655)	1,157,615	153,150	(80,355)	1,230,410
(1,106,954)	2,536,746	157,650	(93,902)	2,600,495
-	-	-	-	-